August 28, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (201) 258-8430</u>

Mr. Jeff Smith
Vice President and Chief Financial Officer
PDI, Inc.
Saddle River Executive Center
1 Route 17 South
Saddle River, NJ 07458

Re: **PDI, Inc.**
       Form 10-K for the year ended December 31, 2005
       Filed March 17, 2006
       File No. 0-24249

Dear Mr. Smith:

        We have reviewed your filing and have the following comments.   Please be as detailed as necessary in your explanation. In some our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Item 9AControls and Procedures</u>
<u>(a) Disclosure Controls and Procedures, page 36</u>

1.   The indication is that the company has determined that its disclosure controls and procedures were sufficiently effective. Please clarify to us whether the conclusion was that the disclosure controls and procedures were effective as indicated in Item 307 of Regulation S-K.

<u>Notes to Consolidated Financial Statements</u>

Mr. Jeff Smith
PDI, Inc.
August 28, 2006

Note 1 Nature of Business and Significant Accounting Policies
Revenue Recognition and Associated Costs, page F-8

2.   In future filings, in a separate note please disclose the dollar amount of each of the components of program expenses.

Note 5 Goodwill and Other Intangible Assets, page F-17

3.   We note the termination of a material contract with AstraZeneca for services on February 10, 2006. Please tell us if any portion of the customer relationships intangible asset relates to Astra Zeneca and if so how this development affected your impairment assessment and consideration of the appropriateness of the useful lives assigned to customer relationships in 2006.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Jeff Smith
PDI, Inc.
August 28, 2006

       You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

                              Sincerely,

                              Linda van Doorn
                              Senior Assistant Chief Accountant